Exhibit 1.1

June 3, 2010

CONFIDENTIAL

Mr. T. Rhett Evatt

President and Chief Executive Officer

Oconee Federal Savings and Loan

115 E. North 2nd Street

P.O. Box 1039,

Seneca, SC 29679-1039

Dear Mr. Evatt:

Mutual Securities, Inc. (“Mutual Securities”) is pleased to submit this letter setting forth the terms and conditions of the proposed engagement to act as exclusive marketing agent for Oconee Federal Savings and Loan Association (“Oconee Federal” or the “Bank”), Oconee Federal Savings and Loan MHC (the “MHC”) and the to-be-formed Mid-Tier Holding Company (the “Holding Company”) in connection with the proposed reorganization of Oconee Federal (the “Reorganization”) and offer and sale of certain shares of the common stock of the Holding Company (the “Offering”). The Bank, MHC and Holding Company are collectively referred to herein as the “Company” and their respective Board of Directors are collectively referred to herein as the “Board”.

BACKGROUND ON MUTUAL SECURITIES

Founded in 1982, Mutual Securities, Inc. is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Security Investor Protection Corporation (“SIPC”) and is registered and licensed to conduct securities business in all 50 states and the District of Columbia. Our representatives are licensed securities personnel who have extensive experience in conducting local sales efforts for thrift offerings. Our “hands-on” philosophy and direct sales involvement provides an experience for your customers that is representative of a Main Street approach versus Wall Street. We combine the critical and necessary operational and records management support within our package of marketing services to help ensure a smooth, professionally conducted, successful Reorganization and Offering.

As you are aware, there are substantial benefits to be derived from a successful local offering of your stock. Such an offering not only results in stable, loyal stockholders, but also provides a rare opportunity to capture many ancillary benefits to Oconee Federal, such as the opportunity for enhancing local identity and increasing local exposure.

P.O. Box 2864, Camarillo, CA 93011-2864

(805) 764-6740 — FAX: (805) 987-4300

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

The reorganization and offering process involves an enormous amount of attention to detail and requires extensive knowledge and expertise in OTS regulations and Securities and Exchange Commission (“SEC”) marketing restrictions. Our experience in managing thrift offerings will help alleviate the burden on management and minimize disruption to normal banking business while ensuring each detail is attended to in a timely and accurate manner.

PROPOSED SERVICES

Mutual Securities proposes to act as financial and operations advisor to the Company with respect to the Reorganization and the Offering and as placement agent and marketing representative on behalf of the Company with respect to the Offering. We combine three critical roles of the reorganization and offering process:

I. Sales and Marketing Assistance

II. Comprehensive Staff Training

III. Stock Information Center Management

Each area is discussed in the following sections.

I.	SALES AND MARKETING ASSISTANCE

Mutual Securities proposes to represent the Company as placement agent in the sale of the common stock in your Subscription Offering, your Direct Community Offering and, if necessary on a “best efforts” basis your Syndicated Community Offering. Our marketing assistance program is designed to inform and educate your customers of the investment opportunity and the Offering. Our main objective is to target sales to your customers and the community. Our representatives have had much success in selling entire issues exclusively to Bank customers during the Subscription Offering period. In the event shares remain available after completion of the Subscription Offering, we will market the remaining shares to achieve a wide distribution to friendly shareholders in the Direct Community Offering and, if necessary, a Syndicated Community Offering.

Our specific responsibilities as such will be as follows:

•

Assign a licensed professional from our staff to work at the Company’s offices as sales representative on behalf of the Company. Our representative will be responsible for all customer contact and inquiries regarding the Offering.

•	Work with your special counsel regarding the prospectus and the language in it from a marketing perspective.

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

•	Design and prepare for the Company a marketing campaign, including appropriate marketing literature and media advertisements.

•

Conduct a series of community meetings, as appropriate, to provide information on the Offering. We will provide all materials and scripts for these meetings and participate in the presentations. These meetings serve as a customer relations tool as well as a means to enhance exposure of the Company and set the stage for continued favorable stockholder relations after completion of the Offering.

•	Disseminate and discuss the Reorganization and Offering with the Company’s market makers and research analysts.

•

If shares remain unsubscribed after the Subscription and Direct Community Offerings, we will assemble a syndicate of brokerage firms approved by the Company to distribute any remaining shares through a best efforts underwriting (the “Syndicated Offering”). We will meet with syndicate members to educate them on the particulars of thrift stocks, discuss the salient terms of the Company’s offering, create after-market interest and stimulate community interest in the Company’s stock

II.	COMPREHENSIVE STAFF TRAINING

Mutual Securities will conduct comprehensive training sessions before the commencement of the subscription offering. Our training sessions are designed to ensure that directors, management and staff are knowledgeable of the offering process, aware of their roles and capable of dealing with inquiries. Each session is tailored to the audience involved and each covers a different level of detail and area of the Reorganization and Offering, as follows:

Top Management Meeting: A structured discussion pertaining to organization, role assignments, facilities, marketing, accounting, reporting and timetables.

Board Meeting: A presentation regarding the reorganization process and directors’ roles and responsibilities, with emphasis on insider behavior and the specific need for directors’ personal involvement.

Staff Training Meeting: A comprehensive training session with the entire staff to discuss the nature of the Reorganization and Offering, roles and responsibilities, and the opportunity to elaborate community involvement. A slide presentation and handouts are used.

Stock Information Center Training: We will train and supervise persons responsible for assisting us in the Stock Information Center with clerical tasks (see section III below). Computer training, account balancing procedures and stock order recordkeeping are covered.

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

In addition to our personalized training meetings, Mutual Securities documents the many details and functions of the Reorganization and Offering process in easy-to-read study manuals. Our reorganization study manuals are intended to be used in conjunction with our personnel training sessions and as a reference tool during the Offering. The manuals provide instruction, sample forms and general information vital to a smooth reorganization.

III.	STOCK INFORMATION CENTER MANAGEMENT

A stock offering requires accurate and timely recordkeeping and reporting. Furthermore, customer inquiries must be handled professionally and accurately. The Stock Information Center centralizes operations relating to the Offering and solicitation of proxies. Mutual Securities will establish the Stock Information Center, preferably on-site at the Company’s offices, from which we will supervise all activities relating to the Offering. Our professionals will be on-site throughout the Offering and for the critical period immediately thereafter to handle customer inquiries and special situations as they arise. In addition, we will require at least one of the Company’s employees (or temporary personnel) to assist us in the Stock Information Center with clerical tasks. We will train and supervise the clerical assistants.

Proxy Solicitation: We will solicit proxies of members of Oconee Federal to ensure the vote requirement for approval of the Plan of Reorganization is met. We will need your staff to assist us in this process. Other duties will include:

•	Tabulate all validly executed proxies.

•	Furnish daily reports to management.

•	Provide financial printer with processed data output for second mailing of proxies (i.e., “ProxyGrams”) to un-voted target members, if necessary.

•	Provide proxy vote final list showing all members entitled to vote, if they voted, how they voted and the number of votes voted.

•	Provide an inspector of elections to attend the special meeting of members, if requested, and if the election is not contested.

Stock Sales Activities. Mutual Securities will provide the Company with all stock marketing and management services for the Offering to include the following:

•	Sort and track prospects

•	Coordinate and record community meetings and attendance, if necessary

•	Design and implement procedures for stock orders by IRA and Keogh accounts

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

•	Tabulate stock orders

•	Create and maintain a file for all subscribers

•	Mail “Stock-Grams” and other literature as applicable

•	Respond to mail and telephone inquiries

•	Send order confirmations to subscribers

•	Balance daily totals

•	Generate daily management reports

•	Generate reports for use in reconciling shares purchased to cash received and holds placed on deposit accounts.

•	Manage the pro-ration process of shares ordered by subscribers in the event of oversubscription

•	Issue a final report and confirm the final shares sold

•	Provide to transfer agent processed data for the issuance of stock certificates

•	Calculate and generate refund/interest checks

•	Prepare 1099s for interest paid at year end.

Closing Assistance: The end of the Offering is a critical time that requires coordination of many events. Mutual Securities will be on-site to coordinate tasks such as mailing interest checks, preparing 1099 forms, sending “welcome” letters to shareholders, account balancing, final stock share tabulation and preparing stockholder records for the transfer agent, and to answer post-offering questions from subscribers.

In performing the various Stock Information Center tasks outlined above, Mutual Securities will utilize its proprietary program, the “Back Office Stock System” (“BOSS”). BOSS is menu-driven, user-friendly software which will help ensure efficient, accurate recordkeeping and timely reporting during the Conversion. To use BOSS, we would require networked computers to be provided by the Company for Stock Information Center use during the reorganization.

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

PROPOSED FEE STRUCTURE

For our services as described herein, it is agreed that our compensation structure will be as follows:

a)	A Marketing Fee of one percent and one half (1.5%) of the total dollar amount of stock sold in the Subscription and Direct Community Offerings, excluding purchases by directors, officers, employees, and their immediate family members in the same household, employee stock ownership plans and the foundation.

b)	If any shares of the Company’s stock remain after the Subscription and Direct Community Offerings, Mutual Securities will, at the request of the Company, seek to form a syndicate of registered broker-dealers to assist in the sale of all remaining stock. Mutual Securities will be paid a fee not to exceed six and one-half percent (6.5%) of the total dollar amount of stock sold in the Syndicated Community Offering. From this fee, which will be paid to us at closing, Mutual Securities will pass onto selected broker-dealers who assist in the Syndicated Community Offering an amount competitive with then current gross underwriting discounts for similar syndicated offerings, which normally range from four to five percent. The decision to utilize the selected broker-dealers will be made by Mutual Securities upon consultation with the Company.

c)	In recognition of the long lead times involved in the offering process, the Company agrees to pay a fee of $40,000 as follows: $20,000 upon execution of this proposal and the commencement of our engagement; and, $20,000 upon filing of the Plan of Reorganization. Such fees shall be deemed to be earned for services performed when paid to Mutual Securities. These payments will be applied towards the Marketing Fee due Mutual Securities upon closing of the Offering.

d)	If, as a result of a resolicitation of subscribers is undertaken by the Company, Mutual Securities is required to provide significant additional services, the additional fee due Mutual Securities will not exceed $30,000.

e)	In addition to any fees that may be payable to Mutual Securities hereunder, the Company agrees to reimburse us, upon request from time to time, for reasonable out-of-pocket expenses and fees incurred by us on behalf of the Reorganization and Offering regardless of whether the Reorganization and Offering is consummated. Such expenses shall include, but are not limited to, travel, lodging, meals, legal, communications and postage/shipping and are not expected to exceed $85,000 in the aggregate. We will provide you with a detailed accounting of all reimbursable expenses.

ADDITIONAL PROVISIONS

Furthermore, it is understood that:

•

Prior to the commencement of the Offering, the Company and Mutual Securities will enter into a formal Agency Agreement that provides for mutual indemnities and warranties as to certain liabilities, including liabilities under the Securities Act of 1933. The Company also

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

agrees to defend, indemnify and hold harmless Mutual Securities and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages and expenses, including but not limited to reasonable attorney fees, arising solely out of the engagement described herein, except that such indemnification shall not apply to Mutual Securities own bad faith, willful misconduct or gross negligence.

•

The Company will pay all other expenses of the Reorganization and Offering, including but not limited to attorney’s fees, FINRA, SEC and OTS filing fees, all fees and expenses relating to “blue sky” research and filings, state licensing and securities registration fees, all fees relating to auditing and accounting, appraisal, business plan, and data processing, all printing and advertising fees and all costs associated with retaining temporary staffing, if any, in connection with the Offering.

•	Our role as your FINRA agent is subject to our normal underwriting criteria and examination of relevant books and records.

•

Mutual Securities will conduct an examination of the relevant documents and records of the Company, as appropriate. The Company agrees to make all documents and records deemed appropriate or necessary by Mutual Securities available upon request. Mutual Securities agrees to treat all material non-public information as confidential. The Company acknowledges that Mutual Securities will rely upon the accuracy and completeness of all information received from the Company, Oconee Federal, its officers, directors, employees, agents and representatives, accountants, and counsel, including this letter to serve as the Company’s financial advisor, placement agent and marketing representative.

•

Our obligations stated herein will be subject to there being no material changes, in the opinion of our firm, in the Company’s condition or in market conditions so as to significantly delay the Offering or to render the Offering inadvisable.

•

Our marketing obligations pursuant to this agreement will terminate upon the completion or termination of the initial Offering, but in no event later than 12 months from the date of this letter. All fees or expenses due to Mutual Securities but unpaid will be payable to Mutual Securities at that time. In the event the Offering is extended beyond this term, the Company and Mutual Securities may mutually agree to renew this engagement under mutually acceptable terms.

•

This letter agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by Mutual Securities.

Mutual Securities, Inc.

Mr. T. Rhett Evatt

June 3, 2010

•

This letter agreement reflects Mutual Securities’ present intention of proceeding to work with the Company on its proposed Reorganization and Offering. It does not create a binding obligation on the part of the Company or Mutual Securities except as to the agreement to maintain the confidentiality of non-public information, the payment of certain fees and the assumption of expenses, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by Mutual Securities pursuant to this engagement is rendered for use solely by the Company and its agents in connection with the Reorganization. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

* * *

To engage our services, please sign two copies of this letter in the space provided below and return one of the signed copies to me with the initial retainer. We look forward to working with you and the others at Oconee Federal on this project.

Sincerely,

MUTUAL SECURITIES, INC.

Mitchell C. Voss
President

Agreed To and Accepted By:

Oconee Federal Savings and Loan Association

/s/ Mr. T. Rhett Evatt	Date: 6/11/10
Mr. T. Rhett Evatt
President and Chief Executive Officer